Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

Dated as of January 9, 2014

among

FLAMINGO PARENT CORP.,

FLAMINGO MERGER SUB CORP.

and

AMERICAN PACIFIC CORPORATION

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 9, 2014 (this “Agreement”), is by and among Flamingo Parent Corp., a Delaware corporation (“Parent”), Flamingo Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and American Pacific Corporation, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company is referred to herein individually as a “party” and collectively as the “parties”. Certain capitalized terms used in this Agreement are used as defined in Section 9.12.

WHEREAS, pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase (subject to the Minimum Condition) any and all of the outstanding shares of common stock, par value $.10 per share, of the Company (the “Company Shares”) at a price of $46.50 per Company Share (such amount or any greater amount per Company Share that may be paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), the “Offer Price”);

WHEREAS, following the acceptance for payment of Company Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), whereby each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to be canceled in accordance with Section 3.1(b) and other than Dissenting Shares) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of Taxes as contemplated by this Agreement;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and shall be effected as soon as practicable following the consummation of the Offer;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Company Shares to Merger Sub pursuant to the Offer and, to the extent applicable, adopt and approve this Agreement and approve the Merger (the “Company Board Recommendation”;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) is entering into a limited guaranty, dated as of the date hereof, in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Sub under this Agreement;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Offer

SECTION 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, as promptly as practicable (and in any event within ten (10) business days) after the date hereof, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase (subject to the Minimum Condition) any and all of the Company Shares at a price per share equal to the Offer Price.

(b) The obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Company Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to the satisfaction, or waiver by Merger Sub or Parent, of the conditions set forth in Annex A (the “Offer Conditions”). Subject to the satisfaction, or waiver by Merger Sub or Parent, of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment as promptly as practicable after the Expiration Date all Company Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance for payment, the “Acceptance Time”) and as promptly as practicable (and in any event within three (3) business days) after the Expiration Date, and in any event in compliance with Rule 14e-1(c) under the Exchange Act, pay for all such Company Shares. The Offer Price payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller of such Company Share in cash, without interest, subject to the deduction or withholding of any Taxes as contemplated in Section 3.2(g), on the terms and subject to the conditions set forth in this Agreement. The time scheduled for payment for Company Shares accepted for payment pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(c) The Offer shall be made by means of an offer to purchase that describes the terms and conditions of the Offer as set forth in this Agreement (the “Offer to Purchase”). Merger Sub and Parent expressly reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Merger Sub shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Company Shares sought to be purchased in the Offer, (iv) amend or modify any of the terms of the Offer, including any of the Offer Conditions, in a manner that is adverse to the holders of Company Shares or impose any condition to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Merger Sub or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with this Agreement.

(d) Unless extended as provided in this Agreement, the Offer shall initially be scheduled to expire at midnight (New York City time) on the date that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the commencement of the Offer (such initial expiration date of the Offer or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Article VIII, (i) if, as of the then-scheduled Expiration Date, the Minimum Condition shall have been satisfied and any Offer Condition other than the Minimum Condition shall not have been satisfied or waived, then the Offer shall automatically be extended beyond the then-scheduled Expiration Date for one or more successive increments of ten (10) business days each; (ii) if, as of the then-scheduled Expiration Date, the Minimum Condition shall not have been satisfied, then Merger Sub may and, if requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of five (5) business days each; and (iii) Merger Sub shall have the right in its sole discretion to extend the Offer beyond any then-scheduled Expiration Date for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) if (A) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (B) the Debt Financing has not actually been received by Merger Sub or Parent as of the then-scheduled Expiration Date; provided, however, in the case of each of clauses (i) through (iii) above, that, subject to Section 1.1(e), Merger Sub may, but shall not be required to, and Parent may, but shall not be required to cause Merger Sub to, extend the Offer beyond the Walk-Away Date (for the avoidance of doubt, as such date may be extended pursuant to Section 8.1(b)(i)). Notwithstanding anything herein to the contrary, Merger Sub shall, without the written consent of the Company, extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of The NASDAQ Global Market, or any other applicable Law, in each case, applicable to the Offer.

(e) Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except in the event of a termination of this Agreement permitted in accordance with the terms of Section 8.1. In the event that this Agreement is terminated pursuant to Section 8.1, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, not acquire any Company Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return in accordance with applicable Law all tendered Company Shares to the registered holders thereof.

(f) On the commencement date of the Offer, Merger Sub and Parent shall (i) file or cause to be filed with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the related Offer to Purchase, the form of the related letter of transmittal, the summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made and instruments pursuant to which the Offer will be made (collectively, and together with all exhibits, amendments and supplements thereto, the “Offer Documents”); and (ii) cause the Schedule TO and related Offer Documents to be disseminated to holders of Company Shares in accordance with applicable federal securities Laws. The Company shall promptly furnish to Merger Sub and Parent in writing all information concerning the Company and its stockholders that is required by applicable Law to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.1(f). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Merger Sub and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Each of Merger Sub, Parent and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Merger Sub and Parent further agree to take all steps necessary to cause the Offer Documents as so corrected (if applicable) to be filed with the SEC and disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. Upon receipt of any written or oral comments by Merger Sub, Parent or their counsel from the SEC or its staff with respect to the Offer Documents, or any request from the SEC or its staff for amendments or supplements to the Offer Documents, Merger Sub and Parent agree to (i) to the extent permitted by applicable Law, promptly provide the Company and its counsel with a copy of any such written comments or requests (or a description of any material oral comments or requests); (ii) provide the Company and its counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by the Company and its counsel; (iii) provide the Company and its counsel an opportunity to participate with Merger Sub, Parent or their counsel in any material discussions or meetings with the SEC or its staff; and (iv) provide the Company with copies of any written comments or responses submitted by Merger Sub and Parent in response thereto. Merger Sub and Parent shall respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect the Offer Documents or any request from the SEC or its staff for amendments or supplements to the Offer Documents.

(g) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to the Company Shares occurring on or after the date hereof and prior to Merger Sub’s acceptance for payment of Company Shares tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action, and shall as so adjusted from and after the date of such event, be the Offer Price; provided, however, that no such adjustment shall be made to reflect the issuance of additional Company Shares as a result of Parent’s and Merger Sub’s acquisition of Company Shares tendered in the Offer; and provided, further, however, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to the Company Shares that is prohibited by the terms of this Agreement.

(h) Subject in all respects to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall provide or cause to be provided to Merger Sub on a timely basis all of the funds necessary to purchase any Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and shall cause Merger Sub to perform on a timely basis all of Merger Sub’s obligations under this Agreement.

SECTION 1.2 Company Actions.

(a) On or as promptly as practicable (and, in any event, no later than two (2) business days) after the date the Offer Documents are initially filed with the SEC, the Company shall file or cause to be filed with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.2(d) and (e), shall (x) contain and reflect the Company Board Recommendation and (y) include the notice to holders of Company Shares of appraisal rights in connection with the Merger required by Section 262 of the DGCL. The Company shall also include in the Schedule 14D-9 the opinion of the Company Financial Advisor. Subject to Section 6.2, the Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to holders of Company Shares. Each of Merger Sub and Parent shall promptly furnish to the Company in writing all information concerning Merger Sub and Parent that is required by applicable Law to be set forth in the Schedule 14D-9 or reasonably requested in connection with any actions contemplated by this Section 1.2(a). The Company shall cause the Schedule 14D-9 to be filed with the SEC pursuant to this Section 1.2(a) to be disseminated to the Company’s stockholders as and to the extent required by the Exchange Act concurrently with the dissemination of the Schedule TO to the holders of Company Shares by Merger Sub. Except with respect to any amendments filed in connection with a Takeover Proposal or after Company Adverse Recommendation Change, the Company agrees to provide Merger Sub, Parent and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Merger Sub, Parent and their counsel. Each of the Company, Merger Sub and Parent agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law. Upon receipt of any written or oral comments or requests for amendments or supplements by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, the Company agrees to (i) promptly provide Merger Sub, Parent and their counsel with a copy of any such written comments or requests for amendments or supplements (or a description of any such oral comments); (ii) provide Merger Sub, Parent and their counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by Merger Sub, Parent and their counsel prior to responding to any such comments or requests; and (iii) provide Merger Sub or Parent with copies of any written comments or responses submitted by the Company in response thereto; provided, however, that, subject to Section 6.2, the Company need not give Merger Sub, Parent and their counsel such opportunity to review and comment in connection with any such comments or requests or responses that relate to any Takeover Proposal or any Company Adverse Recommendation Change. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 and any supplement or amendment thereto to be mailed or otherwise disseminated to the holders of Company Shares together with the Offer Documents disseminated to the holders of Company Shares.

(b) In connection with the Offer, the Company shall cause its transfer agent to promptly (and, in any event, no later than five (5) business days from the date of this Agreement) furnish Merger Sub and Parent with (i) mailing labels containing the names and addresses of all record holders of Company Shares; and (ii) security position listings of Company Shares held in stock depositories, each as of a recent date, and of those persons who become record or beneficial owners subsequent to such date, together with other readily available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Company Shares. The Company shall furnish Merger Sub and Parent with such additional information, including updated listings and computer files of record holders and beneficial holders of Company Shares, mailing labels, addresses, and security position listings, and such other assistance as Merger Sub, Parent or their agents may reasonably require in communicating the Offer to the record and beneficial holders of Company Shares. Subject to applicable Law, and except for such actions as are necessary to disseminate the Offer Documents, Merger Sub and Parent shall hold in confidence and not disclose the information and documents provided to them under this Section 1.2(b), as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger as contemplated by this Agreement and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and confirm such destruction in writing) all such information and documents (along with all copies thereof) then in their possession or control in accordance with the Confidentiality Agreement.

ARTICLE II

The Merger

SECTION 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and be effected as soon as practicable after consummation of the Offer.

SECTION 2.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Ropes & Gray LLP, Three Embarcadero Center, San Francisco, California 94111 as soon as practicable following the consummation of the Offer, but in any event on the date of, and immediately following, the Offer Closing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 2.3 Effective Time. Subject to the provisions of this Agreement, simultaneously with the Closing the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). At or prior to the consummation of the Merger, the parties shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger in accordance with the DGCL or at such later time as is agreed to by the parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 6.8). At the Effective Time, the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub, and as amended shall be the bylaws of the Surviving Corporation (except that the name of Merger Sub will be replaced by references to the name of the Company) until thereafter amended as provided therein or by applicable Law (and subject to Section 6.8).

SECTION 2.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE III

Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of

Certificates; Company Stock Options

SECTION 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any Company Shares or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.10 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Held by Company Subsidiaries. All Company Shares that are owned by the Company as treasury stock and any Company Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Any Company Shares owned by any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Merger Consideration and shall be canceled.

(c) Conversion of Company Shares. Each issued and outstanding Company Share (other than Company Shares to be canceled in accordance with Section 3.1(b) and Dissenting Shares) shall, subject to Section 3.5, be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or book-entry share, which, in each case, immediately prior to the Effective Time represented any such Company Shares (each, a “Certificate” or “Book-Entry Share”, respectively), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 3.2(b), without interest.

SECTION 3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of Company Shares in connection with the Merger (the “Paying Agent”) to receive, on terms reasonably acceptable to the Company, for the benefit of holders of Company Shares, the aggregate Merger Consideration to which holders of Company Shares shall become entitled pursuant to Section 3.1(c). Parent shall deposit or cause to be deposited such aggregate Merger Consideration with the Paying Agent at or prior to the Effective Time. Such aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion or (v) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of such investment. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 3.2(a).

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than three (3) business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares shall pass, only upon delivery of the Certificates or Book Entry Shares to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Company Share formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of Company Shares upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book Entry Shares that evidenced ownership of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.2(e), if, at any time after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Company Shares formerly represented by such Certificate, as contemplated by this Article III.

(e) Termination of Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.2(d)) or Book Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts any of them reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any applicable provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Government Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 3.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has properly exercised and perfected its, his or her appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration in accordance with Section 3.1, but instead such holder of Dissenting Shares shall be entitled to receive the fair value thereof as may be determined pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any holder of Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Company Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Company Share, in accordance with Section 3.1, without any interest thereon and shall thereafter not be deemed to be Dissenting Shares. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Company Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to control all negotiations and proceedings with respect to such demands for appraisal. Without limiting the generality of the foregoing, prior to the Effective Time the Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.4 Company Stock Options and Restricted Stock.

(a) At or prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and amending any Company Stock Plan) to:

(i) terminate each Company Stock Plan;

(ii) provide that each outstanding option to purchase Company Shares granted under any Company Stock Plan (each, an “Option”) that is outstanding and unexercised (without regard to the exercise price of such Option) as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and exercisable immediately prior to and contingent on the Closing;

(iii) cancel, as of the Effective Time, each Option that is outstanding and unexercised (without regard to the exercise price of such Option), as of immediately prior to the Effective Time (in each case, without the creation of additional liability to the Company or any of its Subsidiaries), subject, if applicable, to payment pursuant to Section 3.4(b); and

(iv) provide that each restricted Company Share granted under any Company Stock Plan that is outstanding as of immediately prior to the Effective Time (whether or not vested) shall, in accordance with Section 3.1(c), be converted into the right to receive a cash amount equal to the Merger Consideration allocable per Company Share as soon as is reasonably practicable after the Effective Time (less all applicable Tax deductions and withholdings required by Law to be withheld in respect of such payment and without interest).

(b) Each holder of an Option that is outstanding and unexercised as of immediately prior to the Effective Time and has an exercise price per share that is less than the per share Merger Consideration shall be entitled to receive as soon as reasonably practicable after the Effective Time a cash amount equal to the Designated Consideration for each Company Share then subject to the Option (less all applicable Tax deductions and withholdings required by Law to be withheld in respect of such payment and without interest). For purposes of this Agreement, “Designated Consideration” means, with respect to any Company Share issuable under a particular Option, an amount equal to the excess, if any, of (i) the Merger Consideration per Company Share over (ii) the exercise price payable in respect of such Company Share issuable under such Option.

(c) Each restricted stock unit that is outstanding as of immediately prior to the Effective Time (whether or not vested) shall be converted into the right to receive a cash amount equal to the Merger Consideration allocable per Company Share as soon as is reasonably practicable after the Effective Time (less all applicable Tax deductions and withholdings required by Law to be withheld in respect of such payment and without interest).

SECTION 3.5 Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or similar transaction.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing (or, if a specific date is indicated in any such statement, as of such specified date), except as set forth (A) subject to Section 9.14, in such statement or in the corresponding Section of the definitive disclosure schedule delivered by the Company to Parent and Merger

Sub on the date of this Agreement (the “Company Disclosure Schedule”) or, to the extent that the relevance of such disclosure to the applicable representation or warranty is reasonably apparent on the face of such disclosure, in other Sections of the Company Disclosure Schedule, or (B) in any Company SEC Document or other forms, documents, statements, schedules and reports filed or furnished by the Company with the SEC on or after January 1, 2011 and prior to the date hereof (collectively, the “Filed SEC Documents”), other than the exhibits and schedules to the Filed SEC Documents or disclosures in such Filed SEC Documents referred to in the “Risk Factors” and “Forward Looking Statements” sections thereof (it being acknowledged and agreed that nothing disclosed in the Filed SEC Documents shall be deemed to qualify or modify the representations and warranties set forth in Sections 4.2, 4.3, 4.6(b) and 4.21).

SECTION 4.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any effect, change, event, state of fact, development, circumstance or occurrence (whether or not constituting any breach of a representation, warranty, covenant or agreement set forth in this Agreement) that, individually or in the aggregate with all other effects, changes, events, circumstances, states of fact or developments, would or would reasonably be expected to (i) have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries taken as a whole, or (ii) prevent or materially impair or delay the consummation of the Transactions, other than, in the case of clause (i), any effect, change, event, state of fact, development, circumstance or occurrence (A) generally affecting (1) any of the industries in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law (or in the interpretation thereof) or in generally accepted accounting principles or in accounting standards (or in the interpretation thereof), (2) the announcement, pendency or performance of this Agreement or the Transactions or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 4.3(c) and 4.4), (3) acts of war, sabotage or terrorism occurring, or any escalation or worsening of any such acts of war, sabotage or terrorism, (4) earthquakes, hurricanes, tornados or other natural disasters, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement (other than with respect to the Company’s obligations to comply with Section 6.1(a)) or with Parent’s written consent or at Parent’s written request, (6) any decline in the market price, or change in trading volume, of the capital stock of the Company, (7) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings in and of itself (provided that the exceptions in clauses (6) and (7) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure is a Company Material Adverse Effect), (8) the existence of any litigation, in and of itself (but, for the avoidance of doubt, not the facts or circumstances underlying such litigation), arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, or (9) any change in, or loss of, the relationship of the Company’s or its Subsidiaries’ customers, suppliers, vendors, lenders or employees as a result of the execution, pendency or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 4.3(c), 4.4 and 4.18); provided, however, that any effect, change, event, circumstance or occurrence referred to in clauses (A) or (B)(1), (3) or (4) shall not be disregarded and shall be taken into account in determining whether or not there has been a Company Material Adverse Effect if any such effect, change, event, circumstance, state of fact or development adversely affects the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industries in which the Company and its Subsidiaries operate.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization except where the failure to be so organized, existing and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 20,000,000 Company Shares and 3,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). At the close of business on January 8, 2014 (the “Capitalization Date”), (i) 7,997,913 Company Shares were issued and outstanding (including 76,580 restricted Company Shares outstanding under the Company Stock Plans), (ii) no Company Shares were held by the Company in its treasury, (iii) 476,391 Company Shares were reserved for issuance pursuant to outstanding Options under the Company Stock Plans and (iv) no shares of Company Preferred Stock were issued or outstanding.

(b) Section 4.2(b) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, (i) a list of all holders of Options under the Company Stock Plans, the date of grant, the number of shares of Common Stock subject to such Option and the price per share at which such Option may be exercised, (ii) a list of all holders of restricted Company Shares, the date of grant, the number of restricted shares owned by each such holder and the vesting schedule thereof, and (iii) a list of all holders of other awards with respect to the Company Shares, the date of grant, the number of Company Shares subject to such award, and the vesting schedule thereof. Each Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant and (C) has a grant date identical to the date on which the Company Board or a committee thereof actually awarded such Option.

(c) Except as described in this Section 4.2, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Shares. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding Company Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. From the Capitalization Date to the execution of this Agreement, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earning or financial performance or any other attribute of the Company, other than pursuant to the Options referred to above that were outstanding as of the Capitalization Date or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its capital stock.

(d) The Company Shares constitute the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”).

(e) Section 4.2(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company and sets forth a complete and accurate list of all outstanding securities of each Subsidiary and the registered and beneficial owner(s) thereof. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all liens, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Subsidiaries has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of the Company or dividends paid thereon or revenues, earnings or financial performance or any other attribute of any Subsidiary of the Company.

(f) As of the date of this Agreement, there was no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness identified in Section 4.2(f) of the Company Disclosure Schedule.

SECTION 4.3 Authority; Non-contravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by the Company Board, and assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously (i) determined that the Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) declared advisable this Agreement and the Transactions, (iii) approved this Agreement and the Transactions and (iv) resolved, subject to Section 6.2, to make the Company Board Recommendation.

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default under any Material Contract to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Material Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, other than any such event described in items (x), (y) or (z) of clause (ii) which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Assuming the accuracy of the representations and warranties set forth in Section 5.10, and assuming the Transactions were not consummated in accordance with Section 251(h) of the DGCL, the affirmative vote of the holders of a majority of the outstanding Company Shares, and only such vote, would be necessary to adopt this Agreement pursuant to the DGCL and the Company’s certificate of incorporation.

SECTION 4.4 Governmental Approvals. Except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Schedule 14D-9 and other filings required under, and in compliance with other applicable requirements of the Exchange Act, and the rules of The NASDAQ Global Market, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and Austria’s Cartel Act and (iv) the approvals set forth on Section 4.4 of the Company Disclosure Schedule (the “Company Approvals”), no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority or any stock market or stock exchange on which Company Shares are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, except where the failure to obtain any such consent, approval, license, permit, authorization or declaration, or to make any such filing or registration has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.5 Company SEC Documents; Undisclosed Liabilities.

(a) Since January 1, 2011, the Company has filed with or furnished to the SEC, on a timely basis, all required registration statements, certifications, reports and proxy statements (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents) (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. There has been no material written correspondence between the SEC and the Company since January 1, 2011 that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval database. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. As of the date of this Agreement, none of the Company’s Subsidiaries is required to file any forms or reports under Section 13(a) or 15(d) under the Exchange Act.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments that will not be material). Since January 1, 2011, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

(c) Neither the Company nor any of its Subsidiaries has any liabilities or (whether accrued, absolute, contingent or otherwise) except liabilities: (i) disclosed in the balance sheet of the Company and its Subsidiaries as of September 30, 2013 (the “Balance Sheet Date”) or in the notes thereto included in the Filed SEC Documents (the “Company Balance Sheet”), (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) incurred as contemplated by this Agreement or otherwise in connection with the Transactions or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

(d) (i) Since January 1, 2011, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 of the Exchange Act.

(iii) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s management by others within those entities. To the Company’s Knowledge, neither the Company nor the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(iv) With respect to the Filed SEC Reports, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. To the Company’s Knowledge, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(v) Neither the Company nor any of its Subsidiaries has outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

(e) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 14D-9 and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the date it is disseminated or, as applicable, first mailed to the holders of Company Shares contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Schedule 14D-9 based on information supplied by Merger Sub or Parent in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

SECTION 4.6 Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement (a) except for the execution and performance of this Agreement and the discussions and negotiations related thereto, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects, in the ordinary course of business consistent with past practice, (b) there has not been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) there has not occurred any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Section 6.1(b)(i)(B), (C) or (D), (iii), (vi), (ix), (xi) (xii), (xiv), (xvi)(A) or (B), (xvii) or (xx) (but only as it relates to any of the foregoing clauses of Section 6.1(b)).

SECTION 4.7 Legal Proceedings. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company and since January 1, 2013, threatened, material legal or administrative proceeding, claim, charge, complaint, suit, audit, inquiry, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling, decree, writ or other requirement imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority. As of the date of this Agreement, to the Knowledge of the Company, no director or officer of the Company or any of its Subsidiaries is a defendant in any suit, action, or proceeding to which the Company or any of its Subsidiaries is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or any of its Subsidiaries. There are no material injunctions, orders, judgments, rulings, decrees, awards, writs, stipulations, arbitration awards or other similar requirements of any kind outstanding against the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries are subject.

SECTION 4.8 Compliance With Laws; Permits; Regulations.

(a) To the Knowledge of the Company, the Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance with all, and have not breached or violated any, state or federal laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, permits, proprietary interests, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except where the failure to comply with such Laws has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”). The Company and its Subsidiaries are in material compliance with the terms of all Permits.

(c) To the Knowledge of the Company, none of the Company, its Subsidiaries or their respective employees and representatives acting on behalf of the Company or its Subsidiaries have given, loaned, paid, promised, offered or authorized the payments, directly or indirectly through a third party, of anything of value to any “foreign official,” as defined in the FCPA, to persuade that official to help the company, or any other person, obtain or keep business or to secure some other improper advantage. The Company and its Subsidiaries make and keep books, records and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case, in accordance with the FCPA. The Company and its Subsidiaries have effective controls and procedures and an internal controls system that is sufficient to provide reasonable assurances that violations of the FCPA and / or any similar law will be prevented, detected and deterred.

(d) Regulatory Compliance.

(i) Since January 1, 2011, neither the Company nor any of its Subsidiaries has conducted or issued any recall, market withdrawal, safety alert, warning, “dear doctor” letter, investigator notice, or other notice relating to an alleged material lack of safety or efficacy of any manufactured, packaged, labeled, imported, exported, stored, distributed, sold (whether or not for consideration), advertised or marketed product of the Company. Neither the Company nor any of its Subsidiaries is currently contemplating such actions.

(ii) To the knowledge of the Company, all approvals, registrations, authorizations, clearances, listings, quotas, filings, reports, documents, claims and notices required to be filed, maintained, or furnished to any Governmental Authority, including the United States Food and Drug Administration (“FDA”) and the United States Drug Enforcement Administration (“DEA”), by the Company and its Subsidiaries with respect to products that are currently manufactured, packaged, labeled, imported, exported, stored, distributed, sold (whether or not for consideration), advertised or marketed have been so filed, maintained or furnished and were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) The Company and its Subsidiaries are in compliance with all applicable Laws regarding the manufacturing, packaging, labeling, importation, export, storage, distribution, sale, advertising, marketing, pricing of the currently marketed products of the Company, regulatory or warning letters, notices of adverse findings, and any other similar letters or notices issued by any Governmental Authority as well as with all terms and conditions imposed in any licenses, permits, registrations, listings or approvals issued in respect of the products of the Company and its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2011 and prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of any threatened or pending investigation, hearing, finding of deficiency or non-compliance, adverse inspection report, penalty, fine, sanction, request for recall, relabeling or other remedial action, audit or other regulatory action (other than nonmaterial routine or periodic inspections or reviews) by any Governmental Authority against the Company, any of its Subsidiaries or, with respect to the currently or heretofore marketed products of the Company, to the Knowledge of the Company, any person that manufactures, packages, labels, imports, exports, stores, distributes or sells such products of the Company pursuant to a commercialization, manufacturing, supply or other collaboration arrangement with the Company by any Governmental Authority which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) To the Knowledge of the Company, the manufacture of the currently marketed products of the Company and its Subsidiaries is being conducted, to the extent applicable, in material compliance with current “good manufacturing practices” as defined by the FDA.

(v) None of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their respective agents or subcontractors, has been convicted of any crime. To the Knowledge of the Company, none of the Company, its Subsidiaries or any of their respective agents or subcontractors has engaged in any conduct which would reasonably be expected to result in debarment or disqualification by any Governmental Authority.

There are no proceedings (A) pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or (B) to the Knowledge of the Company, pending or threatened against any of the Company’s or any of its Subsidiaries’ agents or subcontractors, in each case, that reasonably might be expected to result in criminal liability or debarment or disqualification by any Governmental Authority.

(vi) As at the date of this Agreement, the Company has made available to Parent copies of all (A) material warning letters and untitled letters, notices of adverse findings and similar correspondence received since January 1, 2011, (B) material 483s and other audit reports received since January 1, 2011 and (C) material documents concerning any material oral or written communication received from the FDA or DEA since January 1, 2011 and has made available to Parent all material FDA and DEA correspondence and minutes from meetings with respect to the developmental and material currently marketed products of the Company, whether in person, by telephone, or otherwise, with FDA or DEA since January 1, 2011.

(e) Compliance with Anti-Terrorism Laws.

(i) To the extent applicable, the Company and its Subsidiaries are in compliance with (i) the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto, and (ii) the USA PATRIOT Act.

(ii) None of the Company or its Subsidiaries, and, to the Knowledge of the Company, no director, officer, agent, employee or Affiliate of the Company or its Subsidiaries, (i) is currently subject in any material respect to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), or (ii) is designated a “Blocked Person” by OFAC.

SECTION 4.9 Affiliate Transactions. To the Knowledge of the Company, since January 1, 2011 through the date hereof, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

SECTION 4.10 Tax Matters.

(a) All income and all other material Tax Returns required to be filed by the Company and each of its Subsidiaries have been timely filed (taking into account valid extensions of time within which to file) and all such Tax Returns (taking into account any filed amendments thereto) are true, correct and complete in all material respects.

(b) The Company and each of its Subsidiaries have timely paid all Taxes shown to be payable on the Tax Returns described in Section 4.10(a).

(c) As of the date of this Agreement, to the Knowledge of the Company, there are no pending audits, examinations or investigations in respect of either (i) any income Taxes or (ii) in respect of a material amount of any other Taxes, in each case with respect to either the Company or any of its Subsidiaries.

(d) Other than Permitted Liens, there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries.

(e) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(f) For tax years of the Company or any of its Subsidiaries that remain open either by operation of Law or by agreement with a relevant taxing authority, to the Knowledge of the Company, all material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Authority.

(g) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a U.S. consolidated federal income Tax Return (other than a group the common parent of which was the Company), (B) has any actual or potential liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or (C) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement the parties to which consist exclusively of the Company and its subsidiaries).

(h) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

SECTION 4.11 Employee Benefits.

(a) Section 4.11(a) of the Company Disclosure Schedule contains a true and complete list of each Company Plan. The Company has made available to Parent true, correct and complete copies of (1) each Company Plan document, including any amendments thereto and in the case of unwritten Company Plans, written descriptions thereof, (2) the most recent annual report (Form 5500 series or local law equivalent) required to be filed with the IRS with respect to each Company Plan (if any such report was required) and the two most recent actuarial valuations or similar reports with respect to each Company Plan for which such report is available, (3) the most recent IRS determination or opinion letter received with respect to each Company Plan, (4) the most recent summary plan description for each Company Plan for which such summary plan description is required, (5) each insurance or group annuity contract or other funding vehicle relating to any Company Plan, (6) each employee handbook or other similar employee communication, and (7) copies of any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Company in connection with the transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based).

(b) Each Company Plan has been, in all respects, administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Plan. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto. No Company Plan is, or within the last six (6) years has been the subject of an audit or other proceeding by a Governmental Authority and, to the Knowledge of the Company, no audit or proceeding is threatened or anticipated with respect to such plan. The Company has satisfied all material reporting and disclosure requirements under the Code and ERISA that are applicable to the Company Plans. The Company has not terminated any Company Plan or taken any action with respect thereto that would result in a Lien on any of the assets or properties of the Company.

(c) Neither the Company nor any ERISA Affiliate maintains, contributes to, or has an obligation to contribute to (A) a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) or (B) a pension plan that is subject to Title IV of ERISA or Section 412 of the Code (a “Pension Plan”). Section 4.11(e) of the Company Disclosure Schedule sets forth the amount of underfunding for each plan listed therein, as determined in accordance with GAAP or applicable regulatory requirements, as of September 30, 2013. Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, or any contingent withdrawal liability under Section 4204 of ERISA, to any Multiemployer Plan, which liability could become a liability of the Parent or Merger Sub or impose any lien or encumbrance against any of the Parent or Merger Sub’s assets and the closing of the transactions contemplated by this Agreement will not cause or result in any such withdrawal liability (contingent or actual). All contributions that the Company or any of its ERISA Affiliates are required to have made to any Multiemployer Plan have been made. No liability under Title IV of ERISA has been incurred or is expected to be incurred with respect to any Company Plan subject thereto (other than premiums incurred and paid when due), nor has there been any “reportable event” within the meaning of Section 4043(c) of ERISA (other than one for which all otherwise applicable notice requirements have been waived by the PBGC) with respect to any such Company Plan. The Company and its Subsidiaries have not committed any “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Pension Plan that has subjected or is reasonably expected to subject the Company or any ERISA Affiliate, to a tax or penalty pursuant to Section 502 of ERISA or Section 4975 of the Code or any other liability with respect thereto. Each Company Plan and any related contracts may be amended or terminated without penalty other than the payment of benefits, fees or charges accrued or incurred through the date of termination.

(d) Except as required under Section 601 et seq. of ERISA (or a similar state law), no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(e) The signing of this Agreement or the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any payment that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or that were or would not be deductible under Code Sections 162(m) or that would be required to be included by any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries in gross income under Code Section 409A(a)(1)(A) as a result of a violation of Code Section 409A. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company for any tax incurred by such service provider pursuant to Sections 280G or 409A of the Code.

(f) The Company has properly classified for all purposes (including, without limitation, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all employees, leased employees, consultants, partners and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons.

(g) No Company Plan is maintained or sponsored primarily for the benefit of current or former employees or service providers located outside of the United States or is subject to the Laws of a jurisdiction other than the United States, and the Company does not have any obligation to provide for statutorily mandated benefits in a jurisdiction outside of the United States.

SECTION 4.12 Labor and Employment Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party, or otherwise subject, to any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body; (ii) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor union, works council or other employee representative body to organize any employees of the Company or any of its Subsidiaries, there is no demand for recognition as the exclusive bargaining representative of any employees that has been made by or on behalf of any labor union, works council or other employee representative body, and there have been no such activities, proceedings or demands since January 1, 2011; (iii) no employee of the Company or any of its Subsidiaries is represented by any labor union, works council or other employee representative body with respect to his or her employment with the Company or any of its Subsidiaries; (iv) as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened strike, picketing, lockout, slowdown, work stoppage or similar activity, and there have been no such activities since January 1, 2011; (v) as of the date hereof, there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations authority; (vi) as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened Action by or before any Governmental Authority with respect to any current or former employees, applicants or independent contractors of the Company or any of its Subsidiaries; (vii) the Company and its Subsidiaries are in material compliance, and since January 1, 2011 have been in material compliance with all material Laws related to employment, employment practices, wages, hours and other terms and conditions of employment (including without limitation affirmative action obligations, occupational health and safety and the classification and compensation of employees and independent contractors for purposes of the Fair Labor Standards Act and similar state Laws); (viii) neither the Company nor any of its Subsidiaries has, during the ninety day period prior to the date hereof, taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment and Retraining Notification Act or similar state Law or otherwise trigger mass layoff or plant closing obligations under applicable Law; and (ix) neither the Company nor any of its Subsidiaries will incur any notice, information, consultation, consent or similar obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the Transactions.

(b) True and complete information as to the name, current job title and compensation for each of the last three (3) calendar years of all current directors and the five (5) executive officers set forth on Schedule 4.13(b) of the Company Disclosure Schedule of the Company and its Subsidiaries has been provided to Parent. As of the date hereof, to the Knowledge of the Company, no current executive or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries within the next twelve (12) months. No executive of the Company or any of its Subsidiaries is employed under a non-immigrant work visa or other work authorization that is limited in duration.

SECTION 4.13 Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) each of the Company and its Subsidiaries is and has been in compliance with all applicable Laws, regulations or other legal requirements relating to the protection of the environment or human health and safety, as related to the exposure to Hazardous Materials (“Environmental Laws”), which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for their respective business operations, and to the Knowledge of the Company, no capital expenditures or modifications to such business operations are required within the next two years in order to maintain such compliance, (B) as of the date hereof, there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property currently owned, operated or leased by the Company or any of its Subsidiaries, (C) neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws, and (D) to the Knowledge of the Company, there are and have been no Hazardous Materials released on or from any real property currently or formerly owned or leased by the Company or any of its Subsidiaries.

SECTION 4.14 Intellectual Property.

(a) The Company and its Subsidiaries are the sole and exclusive owners of all of the Registered Intellectual Property, and the Registered Intellectual Property is not subject to any Lien other than licenses granted to third parties in the ordinary course of business and other Permitted Liens. To the Knowledge of the Company, all of the issued Registered Intellectual Property material to the business of the Company and its Subsidiaries as currently conducted is valid and enforceable. To the Knowledge of the Company, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”), except to the extent use of any Intellectual Property without such rights has not had or would not reasonably be expected to have a Company Material Adverse Effect.

(b) No material written claims are pending or, to the Knowledge of the Company, threatened against Company or its Subsidiaries (i) challenging the ownership, enforceability, validity or use by the Company or any Subsidiary of any Intellectual Property owned by the Company and material to the conduct of the business of the Company and its Subsidiaries as currently conducted or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property.

(c) (i) To the Knowledge of the Company, no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person, except in clause (ii) where such violation, misappropriation or infringement has not had or would not reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve any material trade secrets included in the Intellectual Property owned by the Company or its Subsidiaries that the Company and its Subsidiaries intend to keep as trade secrets, including requiring, through signed written agreement or binding policy, all Persons who receive material trade secret or confidential or proprietary data or information of the Company or a Subsidiary not to disclose such trade secrets, data or information to any third party, and not to use such trade secrets, data or information for any purpose other than permitted purposes.

(e) The Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable. To the Knowledge of the Company, the Company and its Subsidiaries are in material compliance with all such policies and other Laws pertaining to data privacy and data security. To the Knowledge of the Company, there have been (i) no losses or thefts of data or security breaches relating to data used in the business of the Company and its Subsidiaries; (ii) violations of any security policy regarding any such data; (iii) any unauthorized access or unauthorized use of any data; and (iv) no improper disclosure of any personally identifiable information in the possession, custody or control of the Company or a Subsidiary or a contractor or agent acting on behalf of the Company or a Subsidiary, in each of clauses (i), (ii) and (iii), that would not have a Company Material Adverse Effect.

(f) The Company and its Subsidiaries possess or control: (i) the source code or the object code and documentation for all Owned Software material to the conduct of the business of the Company and its Subsidiaries as currently conducted, and (ii) to the extent necessary to develop, support or maintain that Software as developed, supported or maintained, as applicable, in their business, the object code or the source code and documentation for Licensed Software. No Person other than the Company and its Subsidiaries has any ownership right with respect to material Owned Software. To the Knowledge of the Company, the Company and its Subsidiaries have disclosed confidential source code to material Owned Software only pursuant to written confidentiality terms that reasonably protect the Company or its Subsidiary’s rights in such Owned Software.

SECTION 4.15 Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not party to a rights agreement, “poison pill” or similar agreement or plan.

(b) As of the date of this Agreement and assuming the accuracy of the representations and warranties set forth in Section 5.10, the Company Board has taken all necessary action so that the restrictions contained in Section 203 of the DGCL are inapplicable to this Agreement and the Transactions and to the knowledge of the Company there are no other takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar federal or state Laws applicable to this Agreement or the Transactions.

SECTION 4.16 Property. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and marketable fee simple title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real

Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Encumbrances), (b) none of the Company, any of its Subsidiaries or any Owned Real Property is in material default under any agreement evidencing any Lien or other agreement affecting the Owned Real Property, (c) the Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Encumbrances) and (d) the Company or one of its Subsidiaries owns or leases all of the material personal property shown to be owned or leased by the Company or any of its Subsidiaries reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business since the date of the latest audited financial statements included in the Company SEC Documents.

SECTION 4.17 Contracts.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contracts” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) which have remaining unfulfilled obligations (whether affirmative or negative) on the Company or any of its Subsidiaries and that:

(i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) is a joint venture, partnership, strategic alliance or similar Contract that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) relate to Indebtedness and having an outstanding amount in excess of $2,500,000 individually or $5,000,000 in the aggregate;

(iv) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (A) for aggregate consideration under such Contract (or series of related Contracts) in excess of $1,000,000 or (B) and that contain representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000 (in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory in the ordinary course of business);

(v) are Contracts (or a series of related Contracts) for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (a) annual payments by the Company and its Subsidiaries of $1,000,000 or more or (b) aggregate payments by the Company and its Subsidiaries of $5,000,000 or more, in each case other than those that can be terminated by the Company or any of its Subsidiaries on less than 61 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(vi) are sales, distribution or other similar Contracts excluding purchase orders providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for either (a) annual payments to the Company and its Subsidiaries of $1,000,000 or more or (b) aggregate payments to the Company and its Subsidiaries of $5,000,000 or more, in each case other than those that can be terminated by the Company or any of its Subsidiaries on less than 61 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(vii) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company;

(viii) are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in material Intellectual Property or licenses out material Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms or licenses by the Company or any of its Subsidiaries granted to third parties in the normal course of providing its products or services);

(ix) contains provisions that prohibit the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company from competing in any material line of business or grants a right of exclusivity to any Person which prevents the Company or a Subsidiary from entering any territory, market or field or freely engaging in business anywhere in the world (including any agreement to which the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company are subject that grants to any party most-favored-nation or similar rights);

(x) are with a labor union, works council or other employee representative body;

(xi) provides for the payment, increase or vesting of any benefits or compensation in connection with the execution of this Agreement or the Transactions;

(xii) provides for any individual base annual compensation in excess of $250,000 or severance benefits to any officer, director, employee, independent contractor, consultant, or other individual; or

(xiii) other than purchase orders, accounted for aggregate revenue to the Company or any of its Subsidiaries of (A) more than $1,000,000 during the Company’s fiscal year ended September 30, 2012 or (B) more than $1,000,000 during the Company’s fiscal year ended September 30, 2013.

(b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (v) to the Knowledge of the Company, the Company has not received any notice from any Person that such Person intends to terminate, or not renew, any Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect; and (vi) the completion of the Transactions will not cause the expiration, termination or breach of any Material Contract, or the acceleration of any payment obligation or the alteration of any material terms of any Material Contract, except as has not had or would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.18 Customers. Section 4.18 of the Company Disclosure Schedule sets forth a true, correct and complete list of the six (6) largest customers (“Customers”) of the Company and its Subsidiaries (based on aggregate revenue for the fiscal year ended September 30, 2013), together with the amount of revenue (stated in dollars) generated by such Customers during such period. As of the date hereof, since October 1, 2012, no Customer has reduced or otherwise discontinued, or to the Knowledge of the Company, threatened in writing to reduce or discontinue, the purchase of goods, materials or services from the Company or any Subsidiary on reasonable terms, except for reductions and discontinuation of goods, materials or services in the ordinary course of business with such Customer. As of the date hereof, none of the Customers has canceled or otherwise terminated, or to the Knowledge of the Company, threatened in writing to cancel or otherwise terminate its relationship with the Company or any Subsidiary.

SECTION 4.19 Insurance. The Company has made available to Parent correct and complete copies of all material insurance policies currently available and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Subsidiaries of the Company in effect as of the date of this Agreement. To the Knowledge of the Company, all such insurance policies are in full force and effect, no written notice of cancellation or modification of such insurance policies has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that has not had and would not be reasonably expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

SECTION 4.20 Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC (the “Company Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Offer Price and Merger Consideration to be received by holders of Company Shares is fair, from a financial point of view, to such holders and a copy of such opinion will be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

SECTION 4.21 Brokers and Other Advisors. Except for KeyBanc Capital Markets Inc. and the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which any Person identified in this Section 4.21 is entitled to any fees and expenses in connection with the Transactions.

SECTION 4.22 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE V

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date (or, if a specific date is indicated in any such statement, as of such specified date):

SECTION 5.1 Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

SECTION 5.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and, subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which action Parent shall take immediately after the execution hereof, to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and, subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which action Parent shall take immediately after the execution hereof, the consummation by Parent and Merger Sub of the Transactions, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 5.3 are obtained and the filings referred to in Section 5.3 are made and assuming the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which action Parent shall take immediately after the execution hereof, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 5.3 Governmental Approvals. Except for (i) the filing with the SEC of the Offer Documents and any other documents required to be filed with the SEC by Parent or Merger Sub pursuant to this Agreement or in connection with the Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iii) any filings required under, and in compliance with other applicable requirements of, the HSR Act and Austria’s Cartel Law, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 5.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and, has engaged in no other business activities other than those relating to the Transactions.

SECTION 5.5 Financing. Parent has delivered to the Company true, correct and complete copies, dated as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Funding Letter”) from H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Equity Provider”) to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein to Parent for the purpose of funding the Transactions (being referred to as the “Equity Financing”) and (ii) an executed commitment letter and redacted forms of fee letters from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Funding Letter, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein to Merger Sub in an amount sufficient to fund the Transactions (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, each of the Financing Letters is in full force and effect and neither the Equity Funding Letter nor the Debt Commitment Letter has been amended or modified and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. Each of the Financing Letters is a legal, valid and binding obligation of Merger Sub, Parent and the Equity Provider and, to the knowledge of Parent as of the date hereof, the other parties thereto. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letter and the Debt

Commitment Letter that are payable on or prior to the date hereof. Assuming (i) the satisfaction of the Offer Conditions and the conditions to Parent’s obligation to consummate the Merger and (ii) the Financing is funded in accordance with the Equity Funding Letter and the Debt Commitment Letter, as applicable, as of the date hereof, the net proceeds contemplated by the Equity Funding Letter and Debt Commitment Letter will, together with the Company cash, in the aggregate be sufficient for Merger Sub and the Surviving Corporation (x) to pay the aggregate Offer Price, Merger Consideration and Designated Consideration (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Funding Letter or the Debt Commitment Letter), to pay all related fees and expenses and to provide the Company and its Subsidiaries with the amount of cash required by the Debt Commitment Letter to be held by the Company and its subsidiaries at the Closing and (y) also assuming (1) the accuracy in all material respects of the representations and warranties set forth in Article IV (without giving effect to any materiality or “Material Adverse Effect” qualifications) and (2) performance by the Company of its obligations under Section 6.1 in all material respects, to pay any other amounts required to be paid in connection with the consummation of the Transactions. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under the Equity Funding Letter or the Debt Commitment Letter; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Offer Closing and the Closing; provided, however, that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article IV, or compliance by the Company of its obligations hereunder. As of the date hereof, there are no side letters or other Contracts relating to the Financing Letters to which Parent or Merger Sub is a party that could affect the timing of the Closing or the availability of the funding in full of the Financing at the Closing. The Financing Letters contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.

SECTION 5.6 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guaranty.

SECTION 5.7 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or its Subsidiaries. Immediately after giving effect to all of the Transactions, including the Financing and the payment of the aggregate Offer Price, Merger Consideration and the Designated Consideration and any repayment or refinancing of Indebtedness that may be contemplated in the Equity Funding Letter or the Debt Commitment Letters, assuming (a) satisfaction of the Offer Conditions and conditions set forth in Section 7.1, (b) the accuracy in all material respects of the representations and warranties of the Company set forth in Article IV that are relevant to the representations and warranties set forth in this Section 5.7, (c) the Required Information fairly presents in all material respects the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby and (d) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, the Surviving Corporation as of and immediately after the Effective Time will be Solvent.

SECTION 5.8 Certain Arrangements. There are no Contracts between Parent, Merger Sub or the Guarantor, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions.

SECTION 5.9 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 5.10 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. Prior to the date hereof, neither Parent nor Merger Sub has taken, or authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would reasonably be expected to cause, Parent, Merger Sub or any of their “affiliates” or “associates” to be deemed an “interested stockholder” (as such term is defined in Section 203 of the DGCL) or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

SECTION 5.11 Foreign Ownership. Neither Parent nor Merger Sub nor any Person who directly or indirectly owns a five percent (5%) or more beneficial interest in Parent is a foreign person as defined by 31 C.F.R. Section 800.216 or 22 C.F.R. Section 120.16.

SECTION 5.12 Interest in Competitors. To the knowledge of Parent, Parent, Merger Sub and the Guarantor do not own any equity interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent, Merger Sub or the Guarantor under the HSR Act, in any Person that derives revenues from products, services or lines of business within the Company’s products, services or lines of business.

SECTION 5.13 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article IV, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives, including without limitation in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the Transactions, other than fraud in connection therewith.

SECTION 5.14 Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Merger Sub and Parent and their respective Affiliates and Representatives, Merger Sub and Parent and their respective Affiliates and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Merger Sub and Parent hereby acknowledge and agree that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Merger Sub and Parent are familiar; (b) Merger Sub and Parent are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans); and (c) except to the extent such information is expressly included in the representations and warranties made by the Company and contained in this Agreement, Merger Sub and Parent hereby waive any claim against the Company or any of its Subsidiaries, or any of their respective Affiliates or Representatives with respect to any information described in this Section 5.14, other than fraud in connection therewith. Accordingly, Merger Sub and Parent hereby acknowledge and agree that none of the Company nor any of its Subsidiaries, or any of their respective Affiliates or Representatives, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), except as otherwise explicitly set forth herein.

SECTION 5.15 Information Supplied. None of the information supplied or to be supplied by or on behalf of Merger Sub or Parent specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the date it is disseminated or, as applicable, first mailed to the holders of the Company Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in any of the Offer Documents based on information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents.

ARTICLE VI

Additional Covenants and Agreements

SECTION 6.1 Conduct of Business.

(a) Except (i) as required by applicable Law, (ii) expressly required or explicitly permitted by this Agreement, (iii) as described in Section 6.1 of the Company Disclosure Schedule or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 8.1 (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, (x) carry on its business in all material respects in the ordinary course consistent with past practice, and (y) to the extent consistent with the foregoing, use its and their reasonable efforts to preserve its and each of its Subsidiaries’ business organizations intact and maintain existing relations with key customers, suppliers, distributors, employees and other Persons with whom the Company or its Subsidiaries have business relationships.

(b) Without limiting the generality of Section 6.1(a), except (i) as required by applicable Law, (ii) expressly required or explicitly contemplated or permitted by this Agreement, (iii) as described in Section 6.1 of the Company Disclosure Schedule or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) issue, sell or grant any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interest, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its capital stock or other equity or voting interest, provided that the Company may issue Company Shares as required to be issued upon exercise or settlement of Options or other equity rights or obligations under the Company Stock Plans or Company Plans outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interest, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interest, except (x) pursuant to written commitments in effect as of the date hereof only from former employees or directors in connection with any termination of services to the Company or any of its Subsidiaries or (y) in connection with withholding to satisfy Tax obligations with respect to Options acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of Options;

(C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interest (other than dividends or distributions paid in cash to the Company or a wholly-owned Subsidiary from a direct or indirect wholly-owned Subsidiary); or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interest;

(ii) enter into, amend or extend any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body;

(iii) (A) incur, issue, modify, renew, syndicate or refinance any Indebtedness (excluding (i) Indebtedness in the ordinary course of business incurred under the Company’s existing credit facility listed on Section 4.2(f) of the Company Disclosure Schedule, (ii) purchase money financings and capital leases entered into in the ordinary course of business, (iii) any letters of credit issued in the ordinary course of business and (iv) the refinancing of any existing letters of credit, in the case of clauses (i) and (ii) above, up to an aggregate cap of $5,000,000) or announce or authorize the announcement of any of the foregoing, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person (other than the Company and any wholly-owned Subsidiary of the Company or to any employee in the ordinary course of business);

(iv) adopt or implement any stockholder rights plan or similar arrangement or remove the suspension of the Rights Agreement, unless the Company simultaneously takes appropriate action with respect to the Rights Agreement to provide that neither Parent nor Merger Sub shall be deemed to be an Acquiring Person (as defined in the Rights Agreement), that a Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and that the Rights shall not separate from the Company Shares, in each case, solely as a result of the execution, delivery or performance of this Agreement, the commencement of the Offer, the purchase of shares pursuant to the Offer or the consummation of the Merger, or redeem the Rights or amend, modify or terminate the Rights Agreement, or render it inapplicable to any Person or action (other than Parent and Merger Sub in connection with the execution, delivery and performance of this Agreement);

(v) sell or lease, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price, individually or in the aggregate, exceeds $1,000,000, except (A) dispositions of obsolete or worthless assets, (B) transfers among the Company and its Subsidiaries or (C) in the ordinary course of business;

(vi) make or authorize capital expenditures except (x) as budgeted in the Company’s current plan approved by the Company Board that was made available to Parent, (y) in the ordinary course of business consistent with past practice or (z) non-budgeted capital expenditures not exceeding $1,000,000 in the aggregate;

(vii) make any acquisition (including by merger) of the capital stock or, except in the ordinary course of business, a material portion of the assets of any other Person, in each case for consideration in excess of $1,000,000;

(viii) (A) increase the compensation or benefits in respect of any of its or its Subsidiaries’ current or former directors or executive officers, other than as required by the terms of any applicable agreement or benefit plan in existence on the date of execution of this Agreement and set forth in Section 4.11(a) of the Company Disclosure Schedule, (B) provide increases in salaries, wages, benefits or other compensation of current or former employees or independent contractors who are not executive officers or directors of the Company other than (x) as required by the terms of any Company Plan in existence as of the date hereof or (y) in the ordinary course of business consistent with past practice, (C) enter into any severance, change-in-control, or retention agreement with any employee, director or independent contractor, (D) establish, adopt, terminate or amend any Company Plan or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in existence on the date hereof, or (E) hire or commit to hire any employee, or engage or commit to engage any independent contractor, in either case with an annual compensation in excess of $250,000;

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting or period), except insofar as may be required by applicable Law, including, without limitation, a change in GAAP;

(x) (A) modify, amend, terminate or waive in a manner that is adverse to the Company any material rights under any Material Contract other than in the ordinary course of business; provided, however, that this subsection (A) shall not apply to any Material Contract addressed in Section 6.1(b)(ii), (B) enter into any Contract, which if entered into prior to the date hereof would have been a Material Contract or (C) enter into any new Contract that contains a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby;

(xi) grant any refunds, credits, rebates or other allowances by the Company or its Subsidiaries to any supplier, vendor or distributor in excess of $1,000,000 per supplier, vendor or distributor, in each case, other than in the ordinary course of business;

(xii) amend the Company Charter Documents or organizational documents of any Subsidiary;

(xiii) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any Intellectual Property right owned by the Company or any Subsidiary that is material to the conduct of the business of the Company or any Subsidiary as currently conducted, or enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such Intellectual Property;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xv) grant any Lien (other than Permitted Liens) in any of its material assets other than to secure Indebtedness permitted under Section 6.1(b)(iii);

(xvi) pay, discharge, settle or compromise any pending or threatened suit, action or claim which (A) requires payment to or by the Company or any Subsidiary of the Company (exclusive of attorney’s fees) in excess of $1,000,000 in any single instance or in excess of $2,000,000 in the aggregate, (B) involves injunctive or equitable relief or restrictions on the business activities of the Company or any of its Subsidiaries, (C) involves the issuance of Company Securities or equity or voting interests in any Subsidiary of the Company, or (D) relates to the Transactions;

(xvii) (A) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period that would materially prejudice the Company or any Subsidiary for a period after the Closing as compared to periods prior to the Closing; (B) make, change or rescind any material Tax election; (C) settle or compromise any material Tax liability, audit claim, refund or assessment in excess of $1,000,000 in any single instance or in excess of $2,000,000 in the aggregate; or (D) surrender any right to claim for a material Tax refund;

(xviii) permit any of its Subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any non-U.S. official, in each case, in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (“FCPA”);

(xix) enter into any transaction, or series of related transactions, agreement, arrangement or understanding that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act; or

(xx) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) If the Company identifies any activities of the Company or any of its Subsidiaries, including those activities of their respective directors, officers, managers, employees, independent contractors, representatives or agents, that the Company reasonably believes to be in violation of the FCPA, the Company shall and shall use its reasonable best efforts to cause each of its Subsidiaries to cease such activities. The Company shall and shall use its reasonable best efforts to cause its Subsidiaries to take all actions required by Law to remediate any actions taken by the Company, its Subsidiaries or Affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA.

SECTION 6.2 Solicitation; Change in Recommendation.

(a) As of the date hereof, the Company shall and shall cause each of its Subsidiaries and Representatives to immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal. During the Pre-Closing Period, the Company shall not, and shall cause each of its Subsidiaries and Representatives not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of knowingly encouraging or facilitating, a Takeover Proposal or (C) enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal. Notwithstanding anything to the contrary herein, simultaneously with the execution of this Agreement or at any time during the Pre-Closing Period, the Company shall have the right to grant a “waiver” in the form attached hereto as Annex B of or terminate any “standstill” or similar obligation of any Person under any confidentiality, non-disclosure or similar agreement with the Company solely for the limited purpose of allowing such Person to submit privately a Takeover Proposal to the Company, and the Merger Sub and Parent acknowledge and agree that the granting of such waiver or termination shall not be construed or considered to be a breach or violation of this Section 6.2.

(b) If during the Pre-Closing Period, the Company or any of its Representatives receives a written Takeover Proposal from any Person or group of Persons, which did not result from in any material respect a breach of this Section 6.2, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Company Board, or any committee thereof, determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided, however, that the Company shall promptly (and in any event within 48 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal. The Company shall promptly advise Parent in writing (and in any event within 48 hours after receipt of any Takeover Proposal) and shall, unless expressly prohibited by the terms of any confidentiality or non-disclosure agreement in effect as of the date hereof, indicate the identity of the Person making such Takeover Proposal and the material terms of any such Takeover Proposal (including any financing commitments relating thereto).

(c) During the Pre-Closing Period, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a current basis (and in any event within 48 hours) and upon the request of Parent shall apprise Parent of the status of such Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.2.

(d) Except as expressly permitted by this Section 6.2(d) or Section 6.2(e), the Company Board shall not (i)(A) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Schedule 14D-9, when mailed) or (B) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”), (iii) take any action pursuant to Section 8.1(d)(ii) or (iv) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of a Takeover Proposal other than as contemplated under Section 6.2(a). Notwithstanding anything to the contrary herein, during the Pre-Closing Period, the Company Board may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement with respect to a Takeover Proposal not solicited in violation of this Section 6.2, if and only if, prior to taking such action, the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (x) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Takeover Proposal constitutes a Superior Proposal; provided, however, that (w) the Company has given Parent at least three (3) business days’ prior written notice of its intention to take such action, which notice shall include a written summary of the material terms of any Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments relating thereto, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement, the Financing Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (y) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to this Agreement, the Financing Letters and the Guaranty proposed in writing by Parent, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (z) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above and the notice period shall have recommenced, except that references to the three (3) business days’ notice period shall be deemed to be references to a two (2) business days’ notice period; and provided, further, that the Company has complied in all material respects with its obligations under this Section 6.2 with respect to the Takeover Proposal with respect to which the Company is seeking to effect a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement; and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is in accordance with Section 8.1 and the Company pays Parent the Company Termination Fee in accordance with Section 8.3 prior to or concurrently with such termination.

(e) Notwithstanding anything to the contrary herein, during the Pre-Closing Period, the Company Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (“Change of Recommendation”) in response to an Intervening Event if the Company Board has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action, (x) the Company Board has given Parent at least three (3) business days’ prior written notice of its intention to take such action and a description of the Intervening Event, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement, the Financing Letters and the Guaranty in such a manner that would obviate the need for taking such action as a result of an Intervening Event and (z) following the end of such notice period, the Company Board shall have considered in good faith any revisions to this Agreement, the Financing Letters and the Guaranty proposed in writing by Parent, and shall have determined in good faith, after consultation with independent financial advisors and outside legal counsel, that failure to effect a Change of Recommendation in response to an Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) Nothing in this Section 6.2 shall prohibit the Company or the Company Board from (i) making any disclosure to the holders of Company Shares if the Company Board determines in good faith that the failure to make such disclosure would create a material risk of a breach by the Company Board of its fiduciary duties to holders of the Company Shares, (ii) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law, or (iii) making any “stop, look and listen” communication to holders of Company Shares pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that clauses (i) and (ii) of this Section 6.2(f) shall not limit or otherwise affect the obligations of the Company and the Company Board and the rights of Merger Sub and Parent under Sections 6.2(d) and (e) and Article VIII.

(g) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group” (within the meaning of Section 13(d) of the Exchange Act) relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable (including a sale of either the Company’s Fine Chemicals business segment or the Company’s Specialty Chemicals business segment, in either case, as a going concern, however such sale is structured), (B) acquisition of 20% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Shares involved is 20% or more; in each case, other than the Transactions.

(h) As used in this Agreement, “Superior Proposal” shall mean a bona fide written Takeover Proposal that the Company Board has determined, after consultation with the Company’s outside legal counsel and independent financial advisors, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial factors (including having financing commitments, if any, and agreements to comply with requests of antitrust regulators, in each case, that are at least as certain as those provided by Parent) of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent in writing pursuant to Section 6.2 (in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

SECTION 6.3 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) unless, with respect to any action, another standard of performance is expressly provided for herein, take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the other party’s (with respect to Parent and Merger Sub) or parties’ (with respect to the Company) conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest any claim, suit, action or other proceeding brought by any Governmental Authority or a third party that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if the restrictions of any state takeover statute or similar Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Law on the Transactions.

(c) Each party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all filings and submissions required under the Austria’s Cartel Act with respect to the Transactions as promptly as practicable and in any event within ten (10) business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and Austria’s Cartel Act and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the Transactions. The Company and Parent will each request early termination of the waiting period with respect to the Transactions under the HSR Act and, if applicable, Austria’s Cartel Act.

(d) Each of the parties shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information and all privileges, including the attorney client privilege, each of the parties shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person and/or any Governmental Authority in connection with the Transactions, other than “Item 4(c) and 4(d) documents” submitted with a party’s Notification and Report Form filing pursuant to the HSR Act. Any party may, as it deems advisable and necessary, reasonably designate any highly confidential or competitively sensitive material provided to another party under this Section 6.3(d) as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

SECTION 6.4 Financing.

(a) Upon the terms and subject to the conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do or cause to be done, all things necessary or advisable to obtain the Financing on the terms and conditions described in the Financing Letters (including to cause the Specified Representations (as defined in the Debt Commitment Letter) to be true and correct as of the Closing Date) and shall not permit any amendment or modification to be made to, or any waiver of any material provision under the Financing Letters, if such amendment, modification or waiver (x) reduces the aggregate amount of the Financing or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing in a manner that would reasonably be expected to (i) delay or prevent the timely funding of the Financing (or satisfaction of the conditions to the Financing) on the Offer Closing Date or the Closing Date or (ii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters, in each of clauses (i) and (ii) in any material respect. Parent shall deliver to the Company copies of any such amendment, modification or replacement. If applicable, any references in this Agreement to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 6.4(a) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.4(a). Each of Parent and Merger Sub shall use its reasonable best efforts (i) to maintain in effect the Debt Commitment Letter until definitive agreements with respect to the Debt Financing are entered into or the Offer, the Merger and the other transactions contemplated by this Agreement are consummated, (ii) to negotiate definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms not materially less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letter), (iii) to satisfy all conditions to funding in the Debt Commitment Letter applicable to it that are within its control on a timely basis and consummate the Financing in accordance with the terms of the Debt Commitment Letter (or otherwise acceptable to Parent) at or prior to the Offer Closing (with respect to amounts required to consummate the Offer) and the Closing (with respect to amounts required to consummate the Merger) and (iv) to comply with its obligations under the Financing Letters. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive documents for the Debt Financing upon execution. Parent shall give the Company prompt notice: (x) of any material breach or material default by any party to the Debt Commitment Letter of which Parent or Merger Sub becomes aware; or (y) of the receipt by Parent or Merger Sub of any written notice or other written communication from any party to any Debt Commitment Letter or any such definitive agreement related to the Debt Financing with respect to any alleged breach, default, termination or repudiation by any such party or the termination of the Debt Commitment Letter or any such definitive agreement related to the Debt Financing and (z) of any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any such definitive agreement related to the Debt Financing that would reasonably be expected to materially hinder or delay the consummation of the Transactions. If all conditions to the Debt Financing have been satisfied, Parent shall use its reasonable best efforts to cause the lenders providing the Debt Financing to fund the Debt Financing at the Offer Closing (with respect to amounts required to consummate the Offer) and the Closing (with respect to amounts required to consummate the Merger). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, (A) Parent and Merger Sub shall promptly notify the Company and (B) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable to Parent and Merger Sub (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter as promptly as practicable following the occurrence of such event but no later than the Offer Closing Date. If applicable, any reference in this Agreement to “Financing” shall include any such alternative financing and any reference to “Debt Commitment Letter” shall include any commitment letters with respect to such alternative financing. Notwithstanding anything contained in this Section 6.4 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required to amend or waive any of the terms or conditions hereof.

(b) Prior to the Closing Date, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to provide, at Parent’s sole expense, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to use their respective reasonable best efforts to provide, all cooperation reasonably requested by Parent and that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries in any material respect), including (i) furnishing Parent and Merger Sub and the Financing Sources as promptly as practicable with all financial and other pertinent information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries customary for such financing or reasonably necessary for the syndication of the Available Financing by the Financing Sources) to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations (it being understood that such information shall include, without limitation, the financial statements of the Company and its Subsidiaries as of, and for the three months ended December 31, 2013 and shall include pro forma financial information of the Company and its Subsidiaries as of, and for the twelve months ended, December 31, 2013) relating to the Available Financing (information required to be delivered pursuant to this clause (i) being referred to as, the “Required Information”), (ii) furnishing all financial statements required by the Debt Commitment Letter within the time periods specified therein, (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, at such times as coordinated reasonably in advance thereof, (iv) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda, prospectuses and similar documents required in connection with the Available Financing, (v) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (vi) executing and delivering any pledge and security documents, other definitive financing documents and related officer certificates and other documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any material relating to the Available Financing), (vii) providing all documentation and other information with respect to the Company and its Subsidiaries at least five days prior to the Closing Date as shall have been reasonably requested in writing by Parent at least ten business days prior to the Closing Date that is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (viii) assisting in the preparation of and entering into one or more credit agreements, purchase agreements, or other agreements in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (ix) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a customary representation that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (x) cooperating reasonably with Parent’s Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; (xi) using its reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, and (xii) assisting Parent and Merger Sub in obtaining a corporate family rating from Moody’s Investor Services, a corporate credit rating from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a credit rating for each of the debt facilities contemplated by the Debt Financing from each of such ratings agencies; provided, however, that, (A) no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Available Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.4 (including expenses associated with attending meetings, presentations, road shows and due diligence presentations) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries.

SECTION 6.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company and thereafter, except with respect to any Takeover Proposal or Company Adverse Recommendation Change or any action taken pursuant thereto and made in accordance with Section 6.2 and Article VIII, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the Transactions without the prior consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except as may be required by Law, applicable fiduciary duties (but subject to Section 6.2) or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release or other public announcement (in which case such party shall provide prior notification to the other party to the extent reasonably practicable).

SECTION 6.6 Access to Information; Confidentiality. During the Pre-Closing Period, subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, waive the protection of an attorney-client privilege, or expose the Company to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and thereafter Parent and the Company shall reasonably cooperate to cause the applicable information to be provided in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. Without limiting the generality of this Section 6.6, during the Pre-Closing Period, the Company will furnish to the Parent, solely to the extent that the Company produces the same in the ordinary course, reasonably promptly after becoming available, (i) monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use. Until the Effective Time, the information provided will be subject to the terms of the letter agreement, dated as of June 19, 2013, between the Company and H.I.G. Capital Management, Inc. (as it may be amended from time to time, the “Confidentiality Agreement”).

SECTION 6.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions or any assets of the Company or any Subsidiary that are material to the ongoing operations of the Company or such Subsidiary in the ordinary course of business.

SECTION 6.8 Indemnification and Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation and their respective applicable Subsidiaries shall, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transactions), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as currently in effect; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnitee delivers to Parent or the Surviving Corporation a written notice asserting a claim for indemnification under this Section 6.8(a), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. Without limiting the foregoing, Parent, from and after the Offer Closing until six (6) years from the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified or superseded in any manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Offer Closing until six (6) years from date on which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, pay any expenses (including the fees and expenses of legal counsel) of any Indemnitee under this Section 6.8 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.8) as incurred to the fullest extent permitted under applicable Law, provided, however, that the individual to whom expenses are advanced provides, if requested by Parent, an undertaking to repay such advances if it shall be determined that such individual is not entitled to be indemnified pursuant to this Section 6.8(a).

(b) Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.8 (each, a “Claim”) and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing as of the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers with the same or better credit rating as the Company’s current insurance carrier), of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premium (such 300% threshold, the “Maximum Premium”), then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium equal to the Maximum Premium. The Company may prior to the Effective Time purchase, for an aggregate amount not to exceed the Maximum Premium, a six-year prepaid “tail policy” (“Tail Policy”) on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the transactions contemplated hereby. If such Tail Policy has been obtained by the Company, the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder. Parent shall cause any such Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) The provisions of this Section 6.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by Contract or otherwise (it being expressly agreed that the Indemnitees to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.8.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

SECTION 6.9 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any other party to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.10 Employee Matters.

(a) For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each of those employees of the Company and its Subsidiaries who are actively employed as of immediately prior to the Effective Time and who continue to be employed by the Surviving Corporation or its Subsidiaries (“Company Employees”) annual base salary or base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation), that are substantially comparable, in the aggregate, to such annual base salary or base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation) provided to such Company Employee immediately prior to the Effective Time; provided, however, that nothing in this Agreement shall create any right to continued employment in any Company Employee or prohibit the Surviving Corporation from terminating the employment of any Company Employee.

(b) For purposes of vesting, eligibility to participate and levels of benefits (but not accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), the Parent shall take commercially reasonable efforts to provide that each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall use its commercially reasonable efforts to cause (i) any applicable waiting period under any New Plan to be waived with respect to each Company Employee to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall take commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The provisions of this Section 6.10 are solely for the benefit of the parties, and no provision of this Section 6.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or independent contractor of the Company, the Surviving Corporation or any of their respective Subsidiaries, or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Section 6.10 or have the right to enforce the provisions hereof.

SECTION 6.11 Notification of Certain Matters; Stockholder Litigation. Prior to the earlier of the Effective Time and the date of termination of this Agreement pursuant to Section 8.1, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s knowledge, on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent.

SECTION 6.12 SEC Filings. Prior to the Effective Time, the Company shall file with or furnish to the SEC, on a timely basis, all required registration statements, certifications, reports and proxy statements with the SEC.

SECTION 6.13 Director Resignations. Prior to the Closing, other than with respect to any directors identified by Parent in writing to the Company two (2) days prior to the Closing Date, the Company shall deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time and which resignations shall not have been revoked or be revoked prior to the Effective Time.

ARTICLE VII

Conditions Precedent

SECTION 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Merger Sub nor Parent shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Merger Sub fails to accept for payment any Company Shares validly tendered and not properly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

ARTICLE VIII

Termination

SECTION 8.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors prior to the Acceptance Time; or

(b) by either of the Company or Parent:

(i) if the Acceptance Time shall not have occurred on or before the date that is 90 days following the date hereof (as may be extended pursuant to the proviso below, the “Walk-Away Date”) or, if earlier, the Expiration Date; provided, however, that, if (A) the Company reasonably believes that Parent is in material breach of its obligations under this Agreement, (B) the failure of the Acceptance Time to occur on or before the Walk-Away Date or, if earlier, the Expiration Date primarily resulted from such material breach and (C) prior to the initial 90-day Walk-Away Date, the Company has given written notice to Parent to such effect and that the Company desires to extend the Walk-Away Date pursuant to this Section 8.1(b)(i), then the Walk-Away Date shall for all purposes of this Agreement (including Section 1.1) be extended for one additional 60-day period following the initial 90-day period; or

(ii) if any Restraint having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint primarily resulted from the failure of such party to perform any of its obligations under this Agreement.

(c) by Parent,

(i) if: the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraphs 2(c)(ii) and 2(c)(iii) of Annex A and (B) cannot be cured by the Company by the Walk-Away Date, or if capable of being cured, shall not have been cured in all material respects within the earlier of (1) 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination and (2) the Walk-Away Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder, and such breach shall not have been cured in all material respects; or

(ii) if: (A) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or shall have effected a Company Adverse Recommendation Change; (B) the Company Board shall have effected a Change of Recommendation in response to an Intervening Event; (C) the Company Board shall have failed to recommend against any publicly announced Takeover Proposal and reaffirm the Company Board Recommendation, in each case, within ten (10) business days of being requested in writing to do so by Parent following the public announcement of such Takeover Proposal; (D) the Company enters into a Company Acquisition Agreement; or (E) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing; or

(d) by the Company:

(i) if Parent or Merger Sub shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) has prevented, materially delayed or materially impaired or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions and (B) cannot be cured by Parent or Merger Sub by the Walk-Away Date or, if earlier, the Expiration Date, or if capable of being cured, shall not have been cured in all material respects within the earlier of (1) 30 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination and (2) the Walk-Away Date or, if earlier, the Expiration Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in paragraphs 2(c)(ii) and 2(c)(iii) of Annex A not being satisfied;

(ii) prior to the Offer Closing, in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal, if (A) such Superior Proposal shall not have resulted from a material breach by the Company of Section 6.2 and (B) prior to or concurrently with such termination, the Company pays the Company Termination Fee pursuant to Section 8.3;

(iii) if (A) the Acceptance Time shall not have occurred on or before the Walk-Away Date (as may be extended pursuant to Section 8.1(b)(i)), (B) all of the Offer Conditions shall have been and continue to be satisfied or waived as of the Walk-Away Date (as may be extended pursuant to Section 8.1(b)(i)) and (C) the Company stands ready, willing and able to consummate the Merger on the Walk-Away Date (as may be extended pursuant to Section 8.1(b)(i)); or

(iv) if Merger Sub shall (A) have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer in violation of Section 1.1(a), provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(iv)(A) if the Company is, or has at any time been, in breach of any of its representations, warranties, covenants or agreements hereunder in any manner that would impede or frustrate the ability of Parent or Merger Sub to comply with its obligations under Section 1.1(a), or has otherwise failed to promptly comply with reasonable requests for information or other assistance in connection with commencement of the Offer or (B) Merger Sub terminates or makes any material changes to the Offer in violation of the terms of this Agreement.

SECTION 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 8.2 and Section 8.3, Article IX, the expense reimbursement and indemnification provisions of Section 6.4(b), and the Confidentiality Agreement and the Guaranty, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) the Company or the Parent may have liability as provided in Section 8.3 and (ii) nothing shall relieve any party from liability for fraud.

SECTION 8.3 Termination Fee.

(a) In the event that:

(i) (A) a Takeover Proposal shall have been made, proposed or communicated after the date hereof and prior to the termination of this Agreement and shall not have been withdrawn prior to the Expiration Date, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by (1) the Company or Parent pursuant to Section 8.1(b)(i) (where, in either case, (x) at the time of such termination, the Minimum Condition is not satisfied and all other Offer Conditions are satisfied and (y) this Agreement is not terminable by the Company pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii)), (2) by Parent pursuant to Section 8.1(c)(i) or (3) by the Company pursuant to Section 8.1(b)(i) and, at the time of such termination, this Agreement is terminable by Parent pursuant to Section 8.1(c)(i) and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided that for purposes of clause (C) of this Section 8.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “35%”;

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii);

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(a), the Company shall pay as directed by Parent the Company Termination Fee, less the amount of Parent Expenses, if any, previously paid to Parent or its designees by the Company pursuant to Section 8.3(c), by wire transfer of same day funds (x) in the case of Section 8.3(a)(iii), within two (2) business days after such termination, (y) simultaneously with such termination if pursuant to Section 8.1(d)(ii) or (z) in the case of only Section 8.3(a)(i), two (2) business days after the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. As used herein, “Company Termination Fee” shall mean a cash amount equal to $13,000,000. In the event that Parent shall receive full payment of the applicable Company Termination Fee and Parent Expenses pursuant to this Section 8.3(a) and Section 8.3(c), the receipt of the applicable Company Termination Fee and Parent Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.8.

(b) In the event that:

(i) the Company shall terminate this Agreement pursuant to Section 8.1(d)(i);

(ii) the Company shall terminate this Agreement pursuant to Section 8.1(d)(iii) or (iv); or

(iii) Parent shall terminate this Agreement pursuant to Section 8.1(b)(i) and, at the time of such termination, this Agreement is terminable by the Company pursuant to Section 8.1(d)(i) or (d)(iii);

then in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), then Parent shall pay to the Company a termination fee of $21,500,000 in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that Company shall receive full payment of the Parent Termination Fee pursuant to this Section 8.3(b), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters or the Guaranty

(and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (except that Parent and Merger Sub shall remain obligated in respect of Section 8.3(d) and Section 6.4(b)).

(c) In the event that:

(i) Parent shall terminate this Agreement pursuant to Section 8.1(c)(i);

(ii) the Company or Parent shall terminate this Agreement pursuant to Section 8.1(b)(i) (y) at a time when this Agreement is not terminable by the Company pursuant to Section 8.1(d)(i) or (d)(iii) and (z) the failure of the Acceptance Time to occur prior to the Walk-Away Date or, if earlier, the Expiration Date directly results from the failure of the Minimum Condition to be satisfied and all the other Offer Conditions are satisfied; or

(iii) the Company shall terminate this Agreement pursuant to Section 8.1(b)(i) and, at the time of such termination, this Agreement is terminable by Parent pursuant to Section 8.1(c)(i);

then in any such event the Company shall pay Parent or its designees, as promptly as possible (but in any event within two (2) business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing (“Parent Expenses”); provided, however, that the Company shall not be required to pay more than an aggregate of $2,000,000 in Parent Expenses pursuant to this Section 8.3(c). The expenses payable pursuant to this Section 8.3(c) shall be paid by wire transfer of same day funds within ten (10) business days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 8.3(c). The payment of the expense reimbursement pursuant to this Section 8.3(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee (less the amount of Parent Expenses, if any, previously paid to Parent or its designees by the Company pursuant to this Section 8.3(c)) pursuant to Section 8.3(a).

(d) Each of the parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 9.8, the Company’s receipt of payment of the Parent Termination Fee from Parent or the Guarantor pursuant to the Guaranty in respect thereof shall, except for fraud, be the sole and exclusive remedy of the Company and the Company Related Parties against Parent, Merger Sub, the Guarantor or any of their respective former, current or future general or limited partners, stockholders, Financing Sources (together with their respective officers, directors, employees, controlling persons, agents and representatives), managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent and Merger Sub shall also be obligated with respect to Section 8.3(d) and Section 6.4(b)). Notwithstanding anything to the contrary in this Agreement but subject to Section 9.8,

Parent’s right to receive payment from the Company of (i) the Parent Expenses pursuant to Section 8.3(c) and/or (ii) the Company Termination Fee pursuant to Section 8.3(a) shall, except for fraud, be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company shall also be obligated with respect to Section 8.3(d)). For the avoidance of doubt, (1) under no circumstances will the Company be entitled to monetary damages against any Parent Related Party in excess of the amount of the Parent Termination Fee, including for any type of damage relating to this Agreement or the transactions contemplated hereby, whether at law or in equity, in contract, in tort or otherwise, except for damages relating to Parent and Merger Sub’s obligations with respect to Section 8.3(d) and Section 6.4(b), (2) while the Company may pursue both a grant of specific performance in accordance with Section 9.8 and the payment of the Parent Termination Fee under Section 8.3(b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and the Parent Termination Fee, (3) in any circumstance where performance by Merger Sub or Parent of its obligations under this Agreement would relieve Parent of its obligation to pay the Parent Termination Fee, the Company may, in its sole discretion: (x) seek specific performance pursuant to Section 9.8, (y) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under Section 8.3(b), or (z) if the Company is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under Section 8.3(b) and (4) no Financing Source shall be subject to any special, consequential, punitive or indirect damages.

ARTICLE IX

Miscellaneous

SECTION 9.1 No Survival of Representations and Warranties. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III, Section 6.8 (Indemnification and Insurance) and Section 8.2 (Effect of Termination), the indemnification and reimbursement obligations of Parent pursuant to Section 6.4(b) (Financing) and the Confidentiality Agreement and the Guaranty shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and the Guaranty, subject to the terms thereof). All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

SECTION 9.2 Amendment or Supplement. At any time prior to the Acceptance Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties; provided that any amendment, supplement, waiver or other modification of this proviso or Sections 8.3(e), 9.6, 9.7(c) or 9.9 shall not adversely affect the Financing Sources without the prior written consent of the Financing Sources. Following the Acceptance Time, this Agreement may not be amended or supplemented.

SECTION 9.3 Extension of Time, Waiver, Etc. At any time prior to the Acceptance Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party, (b) extend the time for the performance of any of the obligations or acts of any other party or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions, and following the Acceptance Time, no party may make any such waiver. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 9.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that Parent or Merger Sub may assign this Agreement to any of direct or indirect wholly-owned Subsidiary of Parent (provided that such assignment shall not (i) affect the obligations of the Equity Provider under the Equity Funding Letter or the Guarantor under the Guaranty or (ii) impede or delay the consummation of the Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement). No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.4 shall be null and void.

SECTION 9.5 Counterparts.

(a) This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(b) The exchange of signed copies of this Agreement or of any other document contemplated by this Agreement (including any amendment or any other change thereto) by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of an original Agreement or other document for all purposes. Signatures of the parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

SECTION 9.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, together with the other instruments referred to herein, including Financing Letters, the Confidentiality Agreement and the Guaranty (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) if the Effective Time occurs (A) the right of the Company’s stockholders to receive the Merger Consideration at the Effective Time and (B) the right of the holders of Options to receive the Designated Consideration; (ii) the provisions set forth in Section 6.8; (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty and the Equity Funding Letter solely to the extent of the rights set forth therein; (iv) the Financing Sources with respect to Sections 9.2, 9.6, 9.7(c) and 9.9; and (v) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 8.3(e), are not intended to and shall not confer upon any Person other than the parties any rights or remedies hereunder.

SECTION 9.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, without giving effect to principles of conflicts of law that might require the application of Law of any other jurisdiction.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 9.7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c) Notwithstanding the foregoing, each Company Related Party and each of the other parties hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within New York County, New York, whether a state or Federal court, and that the provisions of Section 9.9 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

SECTION 9.8 Specific Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that the parties shall be entitled to an injunction, a decree or order of specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including with respect to the obligations of Parent and Merger Sub to accept for payment and pay for Company Shares and the obligation of Parent to consummate the Merger), this being in addition to any other remedy to which they are entitled under law or in equity under this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the Company shall only be entitled to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Transactions, in each case only in the event that (i) with respect to any funding of the Equity Financing to occur at the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the Expiration Date, and, with respect to any funding of the Equity Financing to occur at the Closing, all the conditions set forth in Section 7.1 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded in accordance with the terms thereof at the Offer Closing and the Closing, as applicable, if the Equity Financing is funded at the Offer Closing or the Closing, as applicable; and (iii) the Company has irrevocably confirmed to Parent in writing that (A) all the Offer Conditions and the conditions in Section 7.1, as applicable, have been satisfied or that it is willing to waive any such open conditions, and (B) if specific performance is granted and if the Equity Financing and the Debt Financing were funded, the Offer Closing and Closing would occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.8 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 9.9 WAIVER OF JURY TRIAL. EACH COMPANY RELATED PARTY AND EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERLAIM AGAINST ANY FINANCING SOURCE.

SECTION 9.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, e-mailed, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o H.I.G. Capital One Market - Spear Tower 18th Floor San Francisco, CA 94105
Attention:	Fraser Preston Brian McMullen
E-mail:	fpreston@higcapital.com bmcmullen@higcapital.com
Facsimile: 415-439-5525

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111-4006
Attention:	C. Todd Boes Jason Freedman
E-mail:	todd.boes@ropesgray.com jason.freedman@ropesgray.com
Facsimile: 415-315-6350

If to the Company, to:

American Pacific Corporation 3883 Howard Hughes Parkway Suite 700 Las Vegas, NV 89169
Attention:	Dana M. Kelley
E-mail:	dkelley@apfc.com
Facsimile: 702-735-4876

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105
Attention:	Zane Gresham
Jeffrey Washenko
E-mail:	zgresham@mofo.com jwashenko@mofo.com
Facsimile: 415-268-7522

or such other address, e-mail address or facsimile number as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 9.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 9.12 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respects to the Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreement need not prohibit the submission of Takeover Proposals or amendments thereto to the Company Board.

“Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Austria’s Cartel Act” means the Austrian Cartel Act of 2005.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Company Charter Documents” means the Company’s certificate of incorporation and by-laws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors, independent contractors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (iii) a stock option, stock purchase, restricted stock, stock appreciation right or other stock-based agreement, program or plan, (iv) a material individual employment, consulting, severance or other similar agreement or (v) a material bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, disability, life, long term care, employee assistance, education, relocation, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability.

“Company Stock Plans” means the American Pacific Corporation Amended and Restated 2001 Stock Option Plan, the American Pacific Corporation 2002 Directors Stock Option Plan, as amended and restated, and the American Pacific Corporation Amended and Restated 2008 Stock Incentive Plan.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement.

“Encumbrance” means any mortgage, deed of trust, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is, or at any relevant time was, a member of (A) a controlled group of corporations (as defined in Code Section 414(b)), (B) a group of trades or businesses under common control (as defined in Code Section 414(c)), (C) an affiliated service group (as defined under Code Section 414(m)) or (D) any group specified in regulations under Code Section 414(o) or Section 4001 of ERISA, any of which includes or at any time included any Sellers.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection herewith, together with their respective affiliates and their and their respective affiliates’ respective successors and assigns.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational, and any mediator, arbitrator or arbitral body.

“Hazardous Materials” means (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant” or analogous terminology under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations for the deferred purchase price of property, goods or services to any Person other than the Company or any of its Subsidiaries (other than trade payables incurred in the ordinary course of business), (iv) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than the Company or any of its Subsidiaries.

“Intellectual Property” means all intellectual property rights of any type or nature, whether established by Law or contractual agreement, however denominated, throughout the world, including, without limitation, (i) trademarks, trade names, service marks, service names, corporate names, mark registrations, logos, assumed names, the goodwill in any of the foregoing; (ii) domain names; (iii) works; (iv) registered and unregistered copyrights, software, data, databases; technology, inventions and trade secrets; (v) patents and patent applications; (vi) moral rights, rights of privacy and publicity; (vii) computer software (including data and related software program documentation in computer-readable and hard-copy forms); and (viii) other intellectual property and proprietary rights of any kind.

“Intervening Event” means a material event, development or circumstance affecting the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Company Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the Acceptance Time; provided, however, that (i) in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event and (ii) in no event shall the Company meeting or exceeding any internal or published estimates, projections forecasts or predictions relating to revenues, earning or profits for any period constitute an Intervening Event (but the underlying causes thereof shall not be excluded).

“IRS” means the Internal Revenue Service.

“Knowledge” means, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 9.12 of the Company Disclosure Schedule.

“Licensed Software” means all computer, software or firmware programs, modules or libraries licensed to the Company or any of its Subsidiaries and incorporated into or required to be used by the Company or its Subsidiaries in, to develop, maintain or support any of the material products or services of their respective businesses.

“Liens” means any pledges, claims, liens, charges, Encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Marketing Period” means the first period of eighteen consecutive business days after the date hereof (i) commencing on the date Parent shall have received the Required Information; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement above to provide the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three (3) business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered) and (ii) throughout which nothing has occurred and no condition exists that would cause any of the Offer Conditions (other than the condition in paragraph 2 (c)(vi) of Annex A) or the conditions set forth in Section 7.1 to fail to be satisfied, assuming the Closing were to be scheduled for any time during such eighteen business day period (other than the condition set forth in paragraph 2(a) of Annex A, which must be satisfied at the Closing); provided that (x) the Marketing Period in any event shall end on any earlier date on which the Debt Financing is funded and (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such eighteen business day period (A) BDO USA, LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by BDO USA, LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Parent or (B), the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or the Company has determined and announced that no such restatement is required in accordance with GAAP.

“Owned Software” means all computer, software or firmware programs, modules or libraries owned or purported to be owned by the Company or any of its Subsidiaries.

“Permitted Encumbrances” means, with respect to any parcel of real property, (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable Real Property and (B) do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location and (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, which are not violated by the current use and operation of such real property.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet delinquent (or which may be paid without interest or penalties) or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business and (c) such other Liens, Encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Registered Intellectual Property” means patents, patent applications, registered copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks, registered domain names, and registered industrial designs that are owned by the Company and its Subsidiaries and material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

“Representative” means, with respect to any Person, its officers, directors, employees, general partners, managers, members, consultants, agents, advisors, Affiliates and other representatives.

“Software” means the Licensed Software and the Owned Software.

“Solvent” means, as of any date of determination, that: (a) the fair value of the assets of the Surviving Corporation and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of the Surviving Corporation and its Subsidiaries, on a consolidated basis, (b) the present fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of the Surviving Corporation and its Subsidiaries, on a consolidated basis, on their debts and liabilities as they become absolute and matured, (c) the Surviving Corporation and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which the Surviving Corporation’s and its Subsidiaries’ assets, on a consolidated basis, would constitute unreasonably small capital, and (d) the Surviving Corporation and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature.

“Subsidiary” when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Tax” means (i) any and all foreign, federal, state or local taxes, charges, fees, imposts, levies or other assessments in the nature of taxes required to be paid in any jurisdiction and; (ii) any and all interest, penalty, fine, addition to tax or additional amount imposed by any Governmental Authority in connection with any item described in clause (i).

“Tax Returns” means the returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service (“IRS”) or any other relevant Governmental Authority, domestic or foreign, including consolidated, combined and unitary tax returns.

“Transactions” means, collectively, this Agreement and the transactions contemplated this Agreement, including the Offer, the Merger and the Financing.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 9.12	Section
Acceptance Time	Section 1.1(b)

Action	Section 4.7

Agreement	Preamble

Available Financing	Section 6.4(b)

Balance Sheet Date	Section 4.5(c)

Bankruptcy and Equity Exception	Section 4.3(a)

Book-Entry Share	Section 3.1(c)

Capitalization Date	Section 4.2(a)

Certificate	Section 3.1(c)

Certificate of Merger	Section 2.3

Change of Recommendation	Section 6.2(e)

Claim	Section 6.8(b)

Closing	Section 2.2

Closing Date	Section 2.2

Code	Section 3.2(g)

Company	Preamble

Company Acquisition Agreement	Section 6.2(d)

Company Adverse Recommendation Change	Section 6.2(d)

Company Approvals	Section 4.4

Company Balance Sheet	Section 4.5(c)

Company Board Recommendation	Recitals

Company Disclosure Schedule	Article IV

Company Employees	Section 6.10(a)

Company Financial Advisor	Section 4.20

Company Intellectual Property	Section 4.14(a)

Company Material Adverse Effect	Section 4.1(a)

Company Preferred Stock	Section 4.2(a)

Company Related Parties	Section 8.3(e)

Company SEC Documents	Section 4.5(a)

Company Securities	Section 4.2(c)

Company Termination Fee	Section 8.3(a)

Customers	Section 4.18

DEA	Section 4.8(d)(ii)

Terms Not Defined in this Section 9.12	Section
Debt Commitment Letter	Section 5.5

Debt Financing	Section 5.5

Designated Consideration	Section 3.4(b)

DGCL	Recitals

Dissenting Shares	Section 3.3

Effective Time	Section 2.3

Environmental Laws	Section 4.13

Equity Financing	Section 5.5

Equity Funding Letter	Section 5.5

Equity Provider	Section 5.5

Expiration Date	Section 1.1(d)

FDA	Section 4.8(d)(ii)

Filed SEC Documents	Article IV

Financing	Section 5.5

Financing Letters	Section 5.5

Guarantor	Recitals

Guaranty	Recitals

Indemnitee	Section 6.8

Laws	Section 4.8(a)

Material Contract	Section 4.17(a)

Maximum Premium	Section 6.8(c)

Merger	Recitals

Merger Consideration	Section 3.1(c)

Merger Sub	Preamble

Minimum Condition	Annex A

Multiemployer Plan	Section 4.11(c)

New Plans	Section 6.10(b)

OFAC	Section 4.8(e)(ii)

Offer	Recitals

Offer Closing	Section 1.1(b)

Offer Closing Date	Section 1.1(b)

Offer Conditions	Section 1.1(b)

Offer Documents	Section 1.1(f)

Offer Price	Recitals

Offer To Purchase	Section 1.1(c)

Old Plans	Section 6.10(b)

Terms Not Defined in this Section 9.12	Section
Option	Section 3.4(a)(ii)

Owned Real Property	Section 4.16

Parent	Preamble

Parent Expenses	Section 8.3(c)

Parent Related Parties	Section 8.3(e)

Parent Termination Fee	Section 8.3(b)

Paying Agent	Section 3.2(a)

Pension Plan	Section 4.11(c)

Permits	Section 4.8(b)

Pre-Closing Period	Section 6.1(a)

Required Information	Section 6.4(b)

Restraint	Section 7.1(b)

Sarbanes-Oxley Act	Section 4.5(a)

Schedule 14D-9	Section 1.2(a)

Schedule TO	Section 1.1(f)

SEC	Section 4.4

Securities Act	Section 4.2(d)

Superior Proposal	Section 6.2(h)

Surviving Corporation	Section 2.1

Tail Policy	Section 6.8(c)

Takeover Proposal	Section 6.2(g)

Walk-Away Date	Section 8.1(b)(i)

SECTION 9.13 Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 9.14 Company Disclosure Schedule. The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of this Agreement. Any information set forth in any section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections and subsections of the Company Disclosure Schedule as though fully set forth in such other sections and subsections (whether or not specific cross-references are made), and shall be deemed to qualify and limit all representations and warranties of the Company set forth in this Agreement, to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section or subsection. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.

SECTION 9.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

FLAMINGO PARENT CORP.

By:
Name:
Title:

FLAMINGO MERGER SUB CORP.

By:
Name:
Title:

AMERICAN PACIFIC CORPORATION

By:
Name:
Title:

[AGREEMENT AND PLAN OF MERGER]

ANNEX A

CONDITIONS TO THE OFFER

1)	Capitalized terms used in this Annex A and not otherwise defined herein will have the meanings assigned to them in the Agreement and Plan of Merger to which it is attached (the “Agreement”).

2)

Notwithstanding any other term of the Offer or the Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), to pay for any Company Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Date in connection with the Offer if, immediately prior to the then-scheduled Expiration Date:

a)	any waiting period (and extensions thereof) applicable to the Transactions (including the Offer and the Merger) under the HSR Act or Austria’s Cartel Act shall not have expired or been terminated;

b)

there shall have not been validly tendered and not validly withdrawn prior to the Expiration Date that number of Company Shares which, together with (without duplication of such shares) any Company Shares then owned, by Merger Sub collectively represents as of the Expiration Date one Company Share more than fifty percent (50%) of all Company Shares then outstanding (such condition in this paragraph 2(b) being the “Minimum Condition”); and

c)	any of the following conditions shall have occurred and be continuing as of the then scheduled Expiration Date:

i)	there shall be any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger;

ii)

the representations and warranties of the Company (A) set forth in Sections 4.3(d) (Voting Requirements), 4.6(b) (Absence of Certain Changes), 4.8(e) (Compliance with Anti-Terrorism Laws) and 4.15 (Rights Agreement) shall not be true and correct as of the date of the Agreement and as of the Expiration Date as though made as of the Expiration Date, (B) set forth in Section 4.2 (Capitalization) and Section 4.21 (Brokers and Other Advisors), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct in all material respects as of the date of the Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (C) set forth in this Agreement other than those Sections specifically identified in clause (A) or (B) of this paragraph 2(c)(ii), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct as of the date of the Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (C), where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Solely for the purposes of clause (B) above, if one or more inaccuracies in the representations and warranties set forth in Section 4.2 (Capitalization) would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Offer, the Merger, refinance the Company’s Indebtedness, indirectly acquire all of the outstanding equity interests in the Company’s subsidiaries, consummate the Transactions to be consummated and pay all fees and expenses in connection therewith, including pursuant to Article III, to increase by $3,890,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) of this paragraph 2(c)(ii) (and if below $3,890,000, such inaccuracy or inaccuracies will not be considered material for purposes of clause (B) of this paragraph 2(c)(ii));

iii)

the Company shall have failed to perform or comply with Section 6.1(b)(viii)(D) (to the extent relating to Company Plans that are Pension Plans) in all respects or shall have failed to perform or comply in all material respects with its other obligations or covenants under the Agreement, in each case, on or prior to the Expiration Date and such failure to perform or comply with such obligations or covenants shall not have been cured prior to the Expiration Date; provided that a failure to perform or comply with the obligations or covenants set forth in Section 6.1(b)(i) shall be considered material for purposes of this paragraph 2(c)(iii) if such failure would cause the aggregate amount required by Parent and Merger Sub to effectuate the Offer, the Merger, refinance the Company’s Indebtedness, indirectly acquire all of the outstanding interests in the Company’s Subsidiaries, consummate the Transactions and pay all fees and expenses in connection therewith by [$3,890,000] or more;

iv)	since the date of the Agreement, a Material Adverse Effect shall have occurred;

v)	the Agreement shall have been terminated in accordance with its terms; or

vi)	the Marketing Period shall not have been completed.

3)

For purposes of determining whether the Minimum Condition has been satisfied, Merger Sub and Parent shall exclude for purposes of its determination thereof Company Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee.

4)

Prior to the Acceptance Time, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer or chief financial officer stating whether any of the conditions set forth in clauses (ii) and (iii) of paragraph 2(c) above shall have occurred and be continuing as of the Expiration Date.

5)

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Merger Sub and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement.

6)

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Merger Sub and Parent and, subject to the terms and conditions of the Agreement and applicable Law, may be waived by Merger Sub or Parent, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Merger Sub or Parent (other than the Minimum Condition, which may be waived by Merger Sub and Parent only with the prior written consent of the Company). The failure by Merger Sub or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

ii

ANNEX B

FORM OF STANDSTILL WAIVER

Ladies and Gentlemen:

We refer to [confidentiality or non-disclosure agreement containing standstill obligations] (the “CA”).

American Pacific Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Flamingo Parent Corp. and Flamingo Merger Sub Corp., entities wholly-owned by H.I.G. Bayside Debt & LBO Fund II, L.P. In connection with the Merger Agreement, we hereby notify you that the Board of Directors of the Company hereby waives the restriction in clause (iii) of the second sentence of Section 6(b) of the CA to the extent it prohibits Centre from privately making any demand, request or proposal to amend, waive or terminate any provision of the CA and has approved [third party] (or an affiliate) making an unsolicited private offer or proposal for any form of business combination, acquisition, asset acquisition or other transaction involving the Company or any of its subsidiaries. For the avoidance of doubt, the Company does not waive the restriction in clause (iii) of the second sentence of Section 6(b) of the CA to the extent it prohibits Centre from publicly proposing or making any demand, request or proposal to amend, waive or terminate any provision of the CA or waive or agree to the approval under the Agreement of any other offers, proposals, public statements, stock purchases or asset purchases made by [third party] to the Company (or the Company’s stockholders, the Board of Directors of the Company or any other special committee thereof) other than as outlined above.

The waiver contained in this notice shall terminate upon the earliest to occur of (1) the termination of the Merger Agreement, (2) the consummation of the transactions contemplated under the Merger Agreement) and (3) the withdrawal of the waiver contained in this notice by the Company by notice to [third party] (provided that any such withdrawal by the Company shall not have a retroactive effect).

Sincerely AMERICAN PACIFIC CORPORATION

By:
Name:
Title:

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